BANCOLOMBIA S.A. ANNOUNCES THE RESIGNATION OF CHIEF CAPITAL MARKETS OFFICER

Medellin, Colombia, November 13, 2013

Bancolombia announces the resignation of Sergio Restrepo Isaza, who has been performing the role of Chief Capital Markets Officer. Mr. Restrepo will retire from the Bank effective on November 15, 2013.

Bancolombia extends Mr. Restrepo its appreciation and gratitude for his commitment and achievements during his 28 years at the bank, during which time he took part in the growth and development of Grupo Bancolombia.